Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES FDA ISSUANCE OF LETTER OF NO OBJECTION FOR REBPURE 97 STEVIA EXTRACT

Vancouver, B.C. September 14, 2010 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically-integrated leader in the agricultural and commercial development of high quality stevia, announces the United States Food and Drug Administration (“FDA”) has issued a Generally Recognized as Safe (GRAS) Letter of No Objection (Filing No. GRN000329) for GLG’s highest purity stevia extract Rebpure™ RA97. In addition, GLG is currently engaged in a comprehensive program to obtain letters of no objection for several of its other highly purified stevia extracts. The Company has filed notices with the FDA following self affirmation for its innovative new blended sweetening system BlendSure™ as well as its purified stevioside product, PureSTV™.

The GRAS process is a legal and FDA-approved process that allows companies to conduct their own GRAS determinations by consulting with an independent panel of scientists to determine if an ingredient meets the FDA’s criteria for safety. To ensure even further confidence in its products, GLG has submitted its dossier to the FDA for review which has resulted in this Letter of No Objection.

Dr. Luke Zhang, Chairman and CEO of GLG stated, “This approval affirms our long-term commitment to provide our customers with the highest quality standards of stevia extracts in the United States and around the world.”

About GLG Life Tech Corporation
GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

Contact
David Bishop
Executive Vice President, International Affairs
GLG Life Tech Corporation
+1 (404) 229-0171
info@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law